United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)

Name of Issuer: The Langer Biomechanics Group, Inc.
Title of Class of Securities: Common Stock, $.02 Par Value
CUSIP Number: 515707107

Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications:
Douglas T. Granat, 155 Pfingsten Road, Suite 360, Deerfield, Illinois 60015 847-405-9700

Date of Event which Requires Filing of this Statement:
September 28, 1999

CUSIP No. 515707107
Page 2 of 7 Pages

1.  Name of Reporting Person       Trigran Investments, L.P.
                                                       IRS No. 36-3778244

2. Check the appropriate box if a member of a group  (a)  [ ]
(b) [ ]

3. SEC Use Only

4. Source of Funds  WC

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization    Illinois

7.  Sole Voting Power         See Item 5(b)

8.  Shared Voting Power     See Item 5(b)

9. Sole Dispositive Power  See Item 5(b)

10. Shared Dispositive Power  See Item 5(b)

11. Aggregate Amount Beneficially Owned by Each Reporting Person  602,653



12. Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares.  [ ]

13. Percent of Class Represented by Amount in Row (11)  23.41%

14. Type or Reporting Person  PN


CUSIP No. 515707107
Page 3 of 7

1.  Name of Reporting Person       Kenneth Granat
                                   IRS No. ###-##-####

2.  Check the Appropriate Box if a Member of a Group    (a) [ ]
                                                        (b) [ ]

3. SEC Use Only

4. Source of Funds  N/A

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization  United States

7.  Sole Voting Power            See Item 5(b)

8.  Shared Voting Power        See Item 5(b)

9.  Sole Dispositive Power        See Item 5(b)

10.  Shared Dispositive Power    See Item 5(b)

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
  110,000

12. Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares  [ ]

13.  Percent of Class Represented by Amount in Row (11)        4.27%

14.  Type of Reporting Person    IN


CUSIP No.  515707107
Page 4 of 7

1.  Name of Reporting Person
 The Granat Family Limited Partnership
 IRS No. 36-3995726

2. Check the appropriate box if a member of a group [ ]

3. SEC Use Only


       4.  Source of Funds        PF


5. Check Box if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) [ ]

        6.  Citizenship or Place of Organization      Illinois

       7.  Sole Voting Power              See Item 5(b)

       8.  Shared Voting Power           See Item 5(b)

       9.  Sole Dispositive Power        See Item 5(b)

      10.  Shared Dispositive Power    See Item 5(b)

      11.  Aggregate Amount Beneficially Owned by Each Reporting Person
           30,000

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

      13.  Percent of Class Represented by Amount in Row (11)    1.2%

      14.  Type of Reporting Person           PN


CUSIP No.  515707107
Page 5 of 7 Pages

AMENDMENT NO. 8
TO SCHEDULE 13D

Item 1  Security and Issuer
            Common Stock, par value $.02 per share

                      The Langer Biomechanics Group, Inc. (the "Issuer") 450 Commack Road
                      Deer Park, NY 11729

Except as expressly stated below, there have been no material changes in the Facts and statements set forth in Schedule 13D, filed April 17, 1993, as Amended by Amendment No. 1, filed February 8, 1995, as amended by Amendment No. 2, filed June 7, 1995, as amended by Amendment No. 3, filed October
26, 1995, as amended by Amendment No. 4, filed April 9, 1996, as amended by Amendment No. 5, filed January 15, 1997, as amended by Amendment No. 6, filed May 2, 1997, as amended by Amendment No. 7, filed August 7, 1997,with respect to the Common Stock, par value $.02 per share of The Langer Biomechanics Group, Inc. (Where no material change has occurred with respect to items 2-8, Inclusive, or a part thereof, of the Schedule 13D, as amended by Amendment No.1 Through Amendment No. 7, such particular item or respective part thereof is omitted From this Amendment No. 8.)

Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment
No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No.
7, together with Amendment No. 8, is sometimes referred to herein as Schedule 13D, as amended.

Item 5       Interest in the Securities of the Issuer

(a) The aggregate number and percentage of the common stock (including Options to purchase common stock) of the Issuer beneficially owned
By the Reporting Persons as of the date of this filing is 742,653 shares Or 28.9% as follows:


                             % of Class of
                       Shares Beneficially           Securities Identified
Person            Owned as of 10/19/1999                    in Item 1

1                         602,653                              23.41%
2                         110,000                               4.27%
3                          30,000                               1.2 %


(b) Person 1, through its general partner, Trigran Investments, Inc., Has sole power to vote and sole power to dispose of the securities Listed in (a) above for person 1.

     Each of Douglas Granat, Kenneth Granat, and Lawrence Oberman, as Officers of the general partner of Person 1, have shared power to vote And shared power to dispose of the securities listed in (a) above for Person 1.

     Person 2 has sole power to vote and sole power to dispose of the securities Listed in (a) above for Persons 2 and 3.

(c) Since August 20, 1999, the Persons filing this Schedule 13D, as amended, Have acquired the following shares of Common Stock.


CUSIP No. 515707107
Page 6 of 7 Pages

                           Number of Shares
            Date of        Acquired            Price Per       Transaction
Person      Transaction   (Disposed)           Share

1           9/28/99         7,900              1.69             Open Market
1           9/29/99        19,600              1.76             Open Market
1           9/30/99        12,200              1.96             Open Market
1           10/4/99        10,200              2.03             Open Market



CUSIP No. 515707107
Page 7 of 7 pages

     After reasonable inquiry and to the best of the undersigned's knowledge The undersigned certify that the information set forth in this statement is True, complete, and correct.

Dated:                 October 20, 1999

Trigran Investments, L.P., an Illinois limited partnership

By:  Trigran Investments, Inc., general partner

        By:  /s/ Douglas Granat, President

/s/  Kenneth Granat

The Granat Family Limited Partnership, an Illinois
Limited partnership

       By:  /s/  Kenneth Granat, General Partner